08003624

Ladbrokes PLC

RECEIVED

2008 JUL -7 P 1:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR M J NOBLE AND MR B S TAKER (PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY) UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ("1983 SCHEME"):

	NO. SHARES OVER WHICH OPTION GRANTED	EXPECTED MATURITY DATE
M J NOBLE	840	1 AUGUST 2011
B S TAKER	7,274	1 AUGUST 2013

THE OPTIONS WERE GRANTED ON 23 JUNE 2008 AT A PRICE OF 223.72P PER SHARE.

FOLLOWING THIS TRANSACTION, MR NOBLE AND MR TAKER HOLD OPTIONS TO PURCHASE A TOTAL OF 4,019 AND 7,274 SHARES RESPECTIVELY UNDER THE 1983 SCHEME.

dw 7/8

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Citigroup Global Markets UK Equity Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 June 2008
6. Date on which issuer notified:	19 June 2008
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	29,841,561	29,841,561	30,013,176	30,013,176	0	5.00	0.00%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
30,013,176	5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Citigroup Global Markets UK Equity Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 June 2008
6. Date on which issuer notified:	19 June 2008
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B0ZSH635	30,013,176	30,013,176	29,254,012	29,254,012	0	4.88%	0.00%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)	
Number of voting rights	% of voting rights
29,254,012	4.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A

END